EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.) (the “Company”)
395 Kesmark Street Dollard-des-Ormeaux, QC H9B 3J1

Item 2	Date of Material Change

December 5, 2019

Item 3	News Releases

N/A.

Item 4	Summary of Material Change

On December 5, 2019, Pivot Pharmaceuticals Inc. changed its corporate name to BetterLife Pharma Inc. (“BetterLife”). BetterLife will trade as BETR on the Canadian Securities Exchange.

Item 5	Full Description of Material Change

Refer to the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Toni Rinow, Chief Executive Officer of the Company, at (438) 884-8841.

Item 9	Date of Report

December 5, 2019

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SCHEDULE “A”

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Pivot Pharmaceuticals re-brands as BetterLife Pharma Inc

VANCOUVER, December 05, 2019 - Pivot Pharmaceuticals Inc. today announced its corporate name change to BetterLife Pharma Inc. The Company will change its ticker symbol to BETR. taking effect immediately. BetterLife is committed to becoming a brand leader with its superior, proprietary phytocannabinoid and micronutrient product portfolio.

“2020 marks an important point in our evolution and this new branding reflects our commitment to commercialize science-based innovative medical formulations and to offer high quality preventive and self-care solutions to our customers,” said Dr. Toni Rinow, CEO of BetterLife Pharma. “We are leveraging our expanding drug delivery IP portfolio and customized formulation capabilities to develop products in compliance with the highest quality standards, respecting tight specifications from raw material to final product and rigorously adhering to best practices.”

BetterLife recognizes the importance of creating a market leading brand and is actively working with Joseph Mimran & Associates to brand and market BetterLife’s world class phytocannabanoid and nutraceutical products with an immediate focus on BetterLife’s product roll out in the US in Q1 2020.

The new name is effective immediately, and will be implemented across the Company’s product line.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. BetterLife has developed pharmaceutical grade products including CBD, phytocannabinoid and micronutrient derived formulations utilizing proprietary drug delivery technologies that are unique, patent protected and with clear superior benefits to the user such as high absorption, low bioburden and ease of use. BetterLife is uniquely positioned to execute on its brand leader strategy in its main markets in Germany, US and Canada.

Please visit www.abetterlifepharma.com for more information or contact:

Toni Rinow, Ph.D., MBA, Chief Executive Officer

toni.rinow@blifepharma.com

438-884-8841

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife’s products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to continue to expand its operations, the level of costs incurred in connection with BetterLife’s expansion efforts, economic conditions in the industry, and the financial strength of BetterLife’s customers and suppliers. BetterLife does not undertake any obligation to update such forward-looking statements.

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